

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 14, 2009

Gunther Than
Chief Executive Officer
View Systems, Inc.
1550 Caton Center Dr., Suite E
Baltimore, MD 21227

      RE: **View Systems, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed March 31, 2009, as amended June 29, 2009
              File No. 000-30178

Dear Mr. Than:

We have reviewed your response letter and revised disclosure, and we have the following additional comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 8. Financial Statements and Supplementary Data, page 26

1.   We note your response to our comment three in our letter dated September 21, 2009. We also note that in mid-March 2009, you became aware that the 250,000 shares issued to your audit firm, Davis, Sita & Company, did not fully satisfy your balance due to them for the 2007 audit services performed. Since the balance due was unpaid, it appears to us that the audit firm's independence has

been impaired. Please request another PCAOB registered public accounting firm
to re-audit your 2008 financial statements. Refer to question 52 of PCAOB ET
Section 191, Ethics Rulings on Independence, Integrity, and Objectivity.

Form 10-Q for the quarterly period ended March 31, 2009, as amended

Part I. Financial Information

Item 2. Management's Discussion and Analysis…, page 4

2.   We note your response to comment 10 in our letter dated September 21, 2009,
which relates to the statement that you "expect these subcontracting jobs will
provide us with a substantial revenue stream for a significant number of years."
We note your response states that it is your understanding that Verizon has
expended its budget for calendar year 2009 in this area. We also note that you
have only been earning a "small income from this business," and that your ability
to project future revenues is dependent on whether you start to get a "larger
portion of the Mastec business." Since your response discloses significant
uncertainty regarding the future revenue stream resulting from these
subcontracting jobs, in future filings please consider deleting this statement, or
provide additional disclosure regarding the uncertainty of this expectation.

3.   We note that on page five of your proposed 10-Q amendment you state, "The
remainder of Item 2 is omitted." Please note that Rule 12b-15 requires that
amendments filed pursuant to this section must set forth the complete text of each
item as amended. Therefore, when you file your amended 10-Q, please ensure
that all items which have been amended set forth the complete text of each item.

*   *   *   *

Please respond to our comments within 10 business days or tell us by that time
when you will provide us with a response. Please furnish a letter that keys your response
to our comment and provides any requested information. Detailed letters greatly
facilitate our review. Please file your letter over EDGAR. Please understand that we
may have additional comments after reviewing your response to our comment.

        Please contact Jay Knight, Staff Attorney, at (202) 551-3370, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        /s/ Jay Knight

                                        for Larry Spirgel
                                        Assistant Director

cc: By facsimile to (786) 787-0456
        Russell C. Weigel III, Esq.